UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Traffic Release December | 2020

Azul Reports December 2020 Traffic

São Paulo, January 7, 2020 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the best airline in the world according to Tripadvisor, announces today its preliminary traffic results for December 2020.

In December 2020, consolidated passenger traffic (RPKs) increased 18.1% compared to November 2020 on a capacity increase (ASKs) of 22.5%, resulting in a load factor of 80.0%. Domestic load factor was 80.8% and international load factor was 68.7%.

“In December, we continued to have the strongest recovery of any airline in the region, flying more than 90% of our domestic capacity compared to the same period last year. We ended the year flying to 113 destinations, a remarkable addition of 88 cities since April. This confirms the power of our business model, anchored on an unsurpassed network and a diversified fleet, which continue to give us confidence in our full recovery and growth trajectory”, said John Rodgerson, Azul’s CEO.

	Dec-20	Dec-19	% ∆	4Q20	4Q19	% ∆	FY 20	FY 19	% ∆
Total
RPK (million)	2,029	2,957	-31.4%	5,211	8,080	-35.5%	16,317	29,941	-45.5%
ASK (million)	2,537	3,541	-28.4%	6,451	9,686	-33.4%	20,412	35,868	-43.1%
Load factor	80.0%	83.5%	-3.5 p.p.	80.8%	83.4%	-2.6 p.p.	79.9%	83.5%	-3.6 p.p.
Domestic
RPK (million)	1,908	2,135	-10.6%	4,879	6,155	-20.7%	13,795	22,790	-39.5%
ASK (million)	2,360	2,595	-9.0%	5,968	7,432	-19.7%	17,176	27,521	-37.6%
Load factor	80.8%	82.3%	-1.5 p.p.	81.7%	82.8%	-1.1 p.p.	80.3%	82.8%	-2.5 p.p.
International
RPK (million)	121	822	-85.3%	331	1,925	-82.8%	2,522	7,151	-64.7%
ASK (million)	176	946	-81.4%	483	2,254	-78.6%	3,237	8,348	-61.2%
Load factor	68.7%	86.9%	-18.2 p.p.	68.7%	85.4%	-16.7 p.p.	77.9%	85.7%	-7.8 p.p.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. Azul was also recognized in 2019 as best regional carrier in South America for the ninth consecutive year by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Traffic Release December | 2020

Glossary

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 7, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer